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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Information contained in this discussion is given as of July 25, 2006, unless otherwise indicated.

        Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

        Note: The financial results prior to June 30, 2005, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation of Noranda Inc. and former Falconbridge Limited on June 30, 2005. Additional information on Falconbridge, including Falconbridge's Annual Information Form, is available on SEDAR at www.sedar.com

TABLE OF CONTENTS

Financial Summary	2
Financial Results	6
Summary of Quarterly Results	8
Corporate Developments	8
Review of Operations	10
Production Forecast	17
Labour Agreements	18
Development Projects Update	18
Exploration Update	20
Market Review	20
Selected Financial Information	23
Other	27
Shares Outstanding and Declared Dividends	27
Forward Looking Information	28

CORPORATE OVERVIEW

        Falconbridge Limited is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL) and the New York Stock Exchange (FAL).

        Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc, aluminum and other mining and metals processing activities. Falconbridge is focused on aggressively managing assets to maximize production, while minimizing invested capital.

REFERENCES AND FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Company") for the six months ended June 30, 2006 and the related financial statements and notes of Falconbridge Limited for the year ended December 31, 2005. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. For a detailed description of risks associated with forward-looking statements, please see "Forward Looking Information" on page 28 of this report.

FINANCIAL SUMMARY

        Falconbridge's consolidated net income totaled $728 million (basic earnings per share of $1.94; diluted of $1.91) for the second quarter of 2006. This compares with net income of $202 million (basic earnings per share of $0.62; and of $0.61) for the second quarter of 2005. Net income increased 260% and earnings per basic share increased 213% versus the same period last year.

        For the first six months, Falconbridge's consolidated net income totaled $1,190 million (basic earnings per share of $3.17; diluted of $3.12). This compares with net income of $378 million (basic earnings per share of $1.20 and diluted earnings per share of $1.19) for the first six months of 2005.

Financial Impact of Merger of Noranda and the former Falconbridge

        Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and the financial position of former Falconbridge in its financial statements reflecting its ownership of 58.5% of the common shares. On May 5, 2005, Noranda increased its ownership in Falconbridge to 90.8%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in common shares. Upon completion of the merger, the combined entity was renamed Falconbridge Limited.

        Purchase accounting rules required an allocation of the purchase costs to assets and liabilities acquired under the transaction. During the quarter, the allocation to the assets and liabilities was finalized. The impact of the finalization of the purchase price allocation on June 30, 2006 from the preliminary purchase price allocation is to decrease operating capital assets by $789 million, decrease development projects by $266 million, increase investment and other assets by $116 million, increase goodwill by $529 million and decrease future income taxes by $410 million.

Summary of Earnings, Earnings Per Share, Cashflow and Financial Position

	Three months ended		Six months ended
Results of operations	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(US$ millions, except per share data)
Revenues	3,948	2,052	6,806	3,946
Income generated by operating assets(1)	1,241	463	1,980	922
Net income	728	202	1,190	378
Net income per common share
— basic	$1.94	$0.62	$3.17	$1.20
— diluted	$1.91	$0.61	$3.12	$1.19

Earnings Available to Common Shareholders	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(US$ millions, except per share information)
Net income	728	202	1,190	378
Deduct
Preferred share dividends	6	4	12	7

Income available to common shareholders — basic	722	198	1,178	371
Impact of convertible debentures	2	2	4	4

Income available to common shareholders — diluted	724	200	1,182	375
Basic weighted average number of shares — 000s	372,750	322,566	372,243	309,782
Diluted weighted average number of shares — 000s	380,048	329,262	379,161	316,552
Basic earnings per common share	$1.94	$0.62	$3.17	$1.20
Diluted earnings per common share	$1.91	$0.61	$3.12	$1.19

Cash flow	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(US$ millions)
Cash flow from operations	694	354	1,040	739
Capital Investments
Investment in growth projects	136	109	234	171
Sustaining capital expenditures	79	53	137	101

Total Capital Investments	215	162	371	272

Financial position — as at	June 30, 2006	June 30, 2005
	(US$ millions)
Cash and cash equivalents	661	886
Operating capital assets	5,909	6,803
Development projects	1,836	1,707
Total assets	13,227	12,418
Long-term debt	2,516	2,598
Preferred share liabilities	132	876
Shareholders' equity	6,173	5,031

(1)
Please see the detailed definition provided under Supplemental Performance Measures below.

Supplemental Performance Measures

        The Management Discussion and Analysis contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

        Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

        Net-debt-to-capitalization ratio is calculated as follows:

		June 30, 2006	Dec. 31, 2005
		(US$ millions)
Long-term debt		2,516	2,598
Preferred share liabilities		132	876
Debt due within one year		351	353
Cash and cash equivalents		(661)	(886)

Net debt	(1)	2,338	2,941

Interests of other shareholders		243	54
Shareholders' equity		6,173	5,031

Stockholders' interests (equity)	(2)	6,416	5,085

Net debt plus capitalization	(3)=(1)+(2)	8,754	8,026

Net-debt-to-capitalization ratio	(1)/(3)	26.7%	36.6%

        Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

        Integrated cash cost or operating cash costs include all cash costs of operations and selling costs, net of processing credits and by-product credits, and are calculated below. Continuing costs incurred during shutdowns or strikes are excluded. Integrated cash costs are furnished to provide additional information about the cash generating capabilities of the Company's business units and operations. Since this measure captures the key costs of operations and the impact of our processing credits and the prices of our by-products, it is a key performance measurement that management uses to evaluate our costs and operations. Integrated cash cost is not intended to be considered as an alternative to determining "mining, processing and refining costs" as determined under GAAP.

	Copper		Nickel		Zinc		Aluminum(1)
	(Integrated)		(Mined)		(Mining)		(Integrated)
	Q2-06	Q2-05	Q2-06	Q2-05	Q2-06	Q2-05	Q2-06	Q2-05
	(US$ millions, except as noted)
Mining, processing and refining costs, as reported	310	264	246	221	60	37	84	71
Non-mining costs					(27)	(14)
By-product and processing credits	(385)	(258)	(90)	(59)	(29)	(12)	(30)	(20)
Processing fee on sale of concentrates	72	35	—	—	58	32	—	—
Purchases of raw materials	—	—	—	—	—	—	43	30
Other operating and non-cash costs	10	4	12	(3)	8	9	(2)	2

Cash costs — net	7	45	168	159	70	52	95	83

Production — (000s lbs.)(2)	233,863	217,932	45,220	45,598	127,894	134,038	143,965	136,322
Integrated cash cost per pound — $*	0.03	0.21	3.73	3.49	0.55	0.39	0.66	0.61

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q2-06 totals $161 million (Q2-05 $137 million), which includes foil processing and other costs of $77 million (Q2-05 — $66 million).

(2)
Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

Integrated Operations

        As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires mineral bearing material and concentrates from third parties to utilize this capacity and realize incremental treatment revenues. These treatment revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. The flexibility of the processing facilities also enables the company to treat complex ores, concentrates and secondary feeds.

        The price paid to suppliers of the custom feed materials varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

FINANCIAL RESULTS

        Realized prices for the second quarter and six months year to date were as follows:

Realized Metal Prices	Three months ended June 30		Y-O-Y	Six months ended June 30		Y-O-Y
(US$/lb.)	2006	2005	Change	2006	2005	Change
Copper	3.39	1.57	116%	2.82	1.55	82%
Nickel	9.00	7.64	18%	7.89	7.34	7%
Zinc	1.55	0.63	146%	1.32	0.63	110%
Aluminum	1.25	0.90	39%	1.20	0.91	32%
Lead	0.57	0.50	14%	0.61	0.50	22%

Second Quarter 2006

        Revenues for the second quarter of 2006 were $3.95 billion, 93% higher than revenues of $2.05 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and higher copper and zinc sales volumes and increased revenue contribution from by-product molybdenum. Business unit revenues were 137% higher for copper, 20% higher for nickel, 192% higher for zinc and 35% higher for aluminum.

        Operating expenses totaled $2.71 billion in the second quarter, compared to $1.59 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $825 million from $643 million in the second quarter of 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminum production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 11% to US$0.89 from US$0.80 during the second quarter of 2005.

        The value of raw material feed purchases was $1,723 million, 116% higher than $799 million in 2005 due mostly to higher metal prices and increased custom feed processing at the Horne copper smelter and CCR copper refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are generally hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $159 million from $147 million a year ago. Net interest expense increased to $45 million from $37 million in the second quarter of last year due to the redemption premium of $8 million paid to holders at the time of the early redemption of $750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to $3 million from $55 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $406 million from $133 million during the second quarter of 2005, due to the overall increase in profitability.

        Income generated by operating assets for the second quarter was $1,241 million, 168% higher than $463 million in the second quarter of 2005. Income generated by operating assets increased 324% to $857 million in the copper business, increased 18% to $235 million in the nickel business, increased $126 million to $151 million in the zinc business and increased 109% to $73 million in the aluminum business.

        Net income totaled $728 million, (basic earnings per share of $1.94; diluted of $1.91) for the second quarter 2006, 260% higher than net income of $202 million (basic earnings per share of $0.62; diluted of $0.61) in the same period of 2005. Higher net income reflects higher realized metal prices, increased copper, zinc and molybdenum sales and higher treatment and refining charges received at copper smelters and refineries.

        Consolidated assets totaled $13.2 billion as at June 30, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects and higher working capital levels due to increased metals prices.

        Minority interest increased from $54 million at the end of 2005 to $243 million as at June 30, 2006. The increase is attributable to consolidating the Koniambo Nickel joint venture that was formed during the second quarter of 2006. Falconbridge owns 49% of the net assets of the joint venture and the minority interest represents the 51% of the net assets that are owned by our partner, SMSP.

First Half 2006

        Revenues for the first six months of 2006 were $6.81 billion, 72% higher than revenues of $3.95 billion in the same period of 2005. The increase was mainly due to higher realized metal prices, increased copper, nickel and aluminum sales volumes and increased revenue contribution from by-product molybdenum credits. Business unit revenues were 111% higher for copper, 15% higher for nickel, 132% higher for zinc and 24% higher for aluminum.

        Operating expenses totaled $4.83 billion in the first six months of 2006, compared to $3.02 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $1.57 billion from $1.24 billion in the first six months of 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminum production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 9% to US$0.88 from US$0.81 during the first six months of 2005.

        The value of raw material feed purchases was $2.93 billion, or almost double the $1.52 billion recorded in the first half of 2005 due to higher metal prices and increased custom feed processing at the Horne smelter and CCR refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $328 million from $265 million a year ago, with the increase being primarily attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest. Net interest expense increased to $77 million from $65 million in the first half of last year due to the early redemption premium of $8 million paid to holders at the time of the redemption of $750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to $5 million from $149 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $628 million from $257 million during the first half of 2005, due to the overall increase in profitability.

        Income generated by operating assets for the first six months of 2006 was $1.98 billion, 115% higher than $922 million in the first half of 2005. Income generated by operating assets increased 211% to $1,346 million in the copper business, decreased 3% to $383 million in the nickel business, increased from $31 million to $215 million in the zinc business and increased 71% to $120 million in the aluminum business.

        Net income totaled $1.190 billion, (basic earnings per share of $3.17; diluted of $3.12) for the first six months 2006, 215% higher than net income of $378 million (basic earnings per share of $1.20; diluted of $1.19) in the same period of 2005. Higher net income reflects higher realized metal and by-product prices, and higher treatment and refining charges received at copper smelters and refineries.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	June 30,		March 31,		December 31,		September 30,
(US$ millions, except per share data)	2006	2005	2006	2005	2005	2004	2005	2004
Revenues	3,948	2,052	2,858	1,894	2,165	1,867	2,006	1,662
Net Income	728	202	462	176	280	143	214	118
Basic net income per share	$1.94	$0.62	$1.23	$0.58	$0.75	$0.47	$0.57	$0.39
Diluted net income per share	$1.91	$0.61	$1.21	$0.57	$0.74	$0.47	$0.56	$0.38

CORPORATE DEVELOPMENTS

Inco Offer for Falconbridge

        On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. On May 13, 2006, Inco announced an improved offer that when subject to proration would provide Falconbridge shareholders with Cdn$12.50 in cash and 0.524 of an Inco share.

        Following the Phelps Dodge Corporation offer to acquire Inco Limited that was announced on June 26, 2006 (see details below) Inco subsequently revised its offer on June 26, 2006 to Cdn$17.50 and 0.55676 Inco shares on the pro-rated basis and again on July 16 to Cdn$18.50 and 0.55676 Inco shares on the pro-rated basis. The Inco offer remains open for acceptance to July 27, 2006. In accordance with the revised support agreement, the Company will be required to provide for a payment of up to $450 million to Inco in the event that the acquisition is not completed for certain reasons.

        Inco has obtained regulatory clearances from the Canadian Competition Bureau and U.S. Department of Justice and subsequent to the end of the quarter, Inco received regulatory clearance from the E.U. competition authorities. There are no further regulatory clearances required by the Inco offer. The regulatory clearance agreements reached with the U.S. Department of Justice and the European Commission determined that the proposed remedy was acceptable to allow the proposed Inco and Falconbridge transaction to proceed. The remedy consists of the sale of the Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that procure third-party feed materials and market and sell the refined products to LionOre Mining International Ltd. The sale would include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The sale of the Nikkelverk refinery and the Falconbridge marketing and custom feed organizations is conditional upon the completion of the Inco and Falconbridge combination.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Phelps Dodge Offer for Inco

        On June 26, 2006, Phelps Dodge Corporation ("Phelps Dodge") announced in conjunction with Inco and Falconbridge that the three companies have agreed to combine in a transaction that would create one of the world's largest mining companies. The new company would be named Phelps Dodge Inco Corporation and would be headquartered in Phoenix, Arizona, with the nickel, zinc and aluminum division to be headquartered in Toronto. The Phelps Dodge transaction offers to acquire all of the outstanding common shares of Inco for a combination of cash and shares. Each Inco shareholder would receive 0.672 Phelps Dodge shares and Cdn$17.50 in cash for each Inco common share on a pro-rated basis. Phelps Dodge subsequently revised its offer on July 16 to Cdn$20.25 and 0.672 Phelps Dodge shares on a pro-rated basis.

        The Phelps Dodge offer to Inco shareholders would also be available to all Falconbridge common shareholders, upon the successful take up of Falconbridge shares by Inco under the terms of the separate Inco offer to Falconbridge common shareholders, for any Inco common shares received pursuant to the offer. Phelps Dodge supports Inco's offer for Falconbridge, but the Phelps Dodge transaction with Inco is not conditioned upon the completion of the Inco and Falconbridge combination.

        Statements regarding the combination of Falconbridge and Inco and Inco and Phelps Dodge are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Xstrata Offer

        On May 18, 2006, Xstrata plc made its offer to purchase for cash all of the outstanding common shares of Falconbridge at an offered price of Cdn$52.50 per share. On July 11, 2006, Xstrata announced its intention to increase its all cash offer price to Cdn$59.00 per share. On July 21, 2006, Xstrata increased its offer for Falconbridge to C$62.50 per common share in cash and waived the minimum tender condition. The revised Xstrata offer will expire on August 14, 2006 and is subject to approval from Xstrata shareholders.

        Statements regarding the combination of Falconbridge and Xstrata are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

Declaration of Special Dividend

        On July 16, 2006, Falconbridge declared a special dividend of Cdn$0.75 per common share payable on August 10, 2006 to shareholders on record at the close of business on July 26, 2006. The special dividend will be paid regardless of the outcome of the offers to acquire the common shares of the Company.

Redemption of Junior Preference Shares

        On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, based upon shareholders of record on March 22, 2006. Falconbridge utilized existing cash balances to fund the redemption.

        On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

Falconbridge Offer to Acquire Outstanding Novicourt Inc. Shares

        On June 22, 2006, Falconbridge announced that it would offer to acquire by way of a takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. that it did not already own. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt. The offer is a cash offer of Cdn$2.30 per Novicourt common share. The offer circular was issued on June 26, 2006 and the offer is expected to close on August 9, 2006.

        Statements regarding the purchase of Novicourt by Falconbridge are subject to various risks and assumptions. See "Forward-looking Information" on page 28.

REVIEW OF OPERATIONS

Copper Business Unit

		Q2 2006	Q2 2005	Y-O-Y Change (%)		H1 2006	H1 2005	Y-O-Y Change (%)
Production:	mined copper (MT)	107,500	101,700	6%		212,400	208,600	18%
	refined copper (MT)	144,500	124,700	16%		287,500	246,300	17%
	mined zinc (MT)	42,300	55,100	(23%	)	79,900	102,700	(22%	)
	refined zinc (MT)	40,000	35,600	12%		77,400	73,500	5%
Sales:	contained copper (MT)	247,000	205,900	20%		527,800	416,700	27%
	contained zinc (MT)	45,500	43,000	6%		86,900	99,100	(12%	)
Revenues	($ millions)	2,479	1,044	137%		4,247	2,012	111%
Realized copper price ($/lb.)		3.39	1.57	116%		2.82	1.55	82%
Mining, processing and refining costs ($ millions)		310	264	17%		630	506	25%
Cash costs ($/lb. of copper)		0.03	0.21	(86%	)	0.16	0.29	(45%	)
Income from operating assets ($ millions)		857	202	324%		1,346	433	211%

Revenues

        For the second quarter of 2006, copper business revenues increased 137% to $2.48 billion from $1.04 billion in the second quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 247,000 tonnes, up 20% from 205,900 tonnes reported in the same quarter in 2005. Mine concentrate sales were 23% higher at 53,300 tonnes, anode sales were 15% higher at 47,900 and cathode sales were 27% higher at 145,800 tonnes. Sales of by-product zinc volumes totaled 45,500 tonnes versus 43,000 tonnes during the second quarter of 2005. Higher zinc sales from the Kidd Creek refinery accounted for the increase. Antamina concentrate stocks at the end of the quarter were significantly higher than normal due to vessel shipping delays that deferred some June shipments into July.

        During the quarter, copper revenues were higher as the realized copper price of $3.39/lb. increased 116% compared to $1.57/lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines. Combined molybdenum concentrate sales were 77% higher at 1000 tonnes.

Costs

        Total operating expenses for the copper business increased to $1,622 million from $842 million in the second quarter of 2005. Mining, processing and refining costs increased to $310 million from $264 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $1,247 million from $510 million in the second quarter of 2005 due to the significant rise in copper prices and the increased custom materials throughput at the Horne smelter and CCR refinery. Depreciation decreased to $65 million from $68 million in the year earlier quarter. The operating cash cost of producing a pound of copper in the second quarter of 2006 decreased to $0.03/lb. from $0.21/lb. in the second quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

        Operating income for the copper business in the second quarter of 2006 more than quadrupled to $857 million from $202 million a year ago as a result of significantly higher revenues that were partially offset by higher costs. Operating income benefited from higher sales volumes and metals prices, higher treatment and refining charges and increased throughput at the Horne smelter and CCR refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

        During the second quarter of 2006, copper mine production from Canadian and South American operations totaled 107,500 tonnes, an increase of 6% compared to 101,700 tonnes a year ago. While Antamina mined copper output was 800 tonnes lower, Collahuasi, Lomas Bayas and Kidd Creek mined copper production were all higher than the second quarter 2005. Collahuasi copper-in-concentrate production was 13% higher at 43,100 tonnes. Kidd Creek mined copper production was 14% higher at 11,300 tonnes.

        By-product zinc-in-concentrate production was 23% lower at 42,300 tonnes versus 55,100 tonnes in the second quarter of 2005. Lower by-product zinc mine production was recorded at both Antamina and Kidd Creek due to lower zinc grades.

        Offsetting 56% higher anode production at the Horne smelter was lower production at the Altonorte smelter and Kidd Creek smelters. Altonorte anode production was 14,000 tonnes lower than the second quarter of 2005 due mostly to lower concentrate grades. Total anode production was 146,300 tonnes versus 149,000 tonnes in the same quarter last year.

        Refined copper production was 144,500 tonnes in the second quarter of 2006 versus 124,700 tonnes in the second quarter of 2005 due primarily to increased production at the CCR refinery. The CCR refinery cathode production increased to 94,100 tonnes during the second quarter from 67,200 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes at CCR. Kidd Creek refined cathode production was 21% lower due to a scheduled six-week maintenance outage that occurred during the quarter.

Nickel Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)		H1 2006	H1 2005	Y-O-Y Change (%)
Production: mined nickel (MT)	20,500	20,700	(1%	)	40,000	41,200	(3%	)
refined nickel (MT)	27,100	28,900	(6%	)	55,500	56,800	(2%	)
mined copper (MT)	8,100	9,500	(15%	)	17,000	18,100	(6%	)
Sales: contained nickel (MT)	27,900	28,700	(3%	)	57,500	56,500	2%
refined copper (MT)	10,300	10,000	3%		21,000	18,800	12%
Revenues ($ millions)	733	610	20%		1,314	1,145	15%
Realized nickel price ($/lb.)	9.00	7.64	18%		7.89	7.34	7%
Realized ferronickel price ($/lb.)	8.19	7.55	8%		7.39	7.13	4%
Mining, processing and refining costs ($ millions)	246	221	11%		460	391	18%
Cash costs ($/lb. of nickel) — INO	2.83	3.07	(8%	)	2.71	2.83	(4%	)
Cash costs ($/lb. of nickel) — Falcondo	5.30	4.19	26%		5.07	4.05	25%
Cash costs ($/lb. of nickel) — NBU	3.73	3.49	7%		3.56	3.25	10%
Income from operating assets ($ millions)	235	200	18%		383	394	(3%	)

Revenues

        For the second quarter of 2006, nickel business revenues of $733 million increased from $610 million in the second quarter of 2005. Nickel sales volumes decreased 3% to 27,900 tonnes from 28,700 tonnes in the second quarter of 2005. Total Nikkelverk refined copper sales were 3% higher from the second quarter of last year.

        INO refined nickel sales of 20,100 tonnes decreased by 9% from 22,000 tonnes in the same quarter last year due to decreased production at the Nikkelverk refinery. At Falcondo, ferronickel sales volumes increased by 18% to 7,900 tonnes from 6,700 tonnes in the second quarter of 2005, which reflects a depletion of the inventory build-up that resulted from stainless steel market destocking which occurred in the second half of 2005. Cobalt sales of 931 tonnes in the quarter decreased 20% from the same quarter in 2005. Precious metals revenues increased by $9 million in the second quarter of 2006 compared to the same period in 2005.

        Realized nickel prices of $9.00/lb. increased by 18% in the quarter compared with $7.64/lb. in the corresponding period in 2005. Realized ferronickel prices of $8.19/lb. increased by 8% from $7.55/lb. in the second quarter of 2005. Realized cobalt prices of $14.21/lb. decreased by 8% in the quarter, compared with $15.48/lb. in the same period in 2005.

Costs

        Total operating expenses increased to $498 million from $410 million in the second quarter of 2005. Mining, processing and refining costs increased to $246 million from $221 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. The value of purchased raw material feeds increased to $209 million from $145 million in the second quarter of 2005 due to increased purchased material volumes and higher payable nickel and copper prices.

        The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.73 in the second quarter of 2006 compared with $3.49 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines during the second quarter was $2.83, a decrease of $0.24 or 8% from the same quarter in 2005. The decrease in unit costs was the result of higher by-product credits due to increases in by-product metal prices which offset the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. At Falcondo, the operating cash cost per pound of ferronickel during the quarter was $5.30 in 2006 compared with $4.19 in 2005. The increase in Falcondo costs was largely due to the increase in the oil price, as average oil costs rose from $46.98 per barrel in 2005 to $60.62 per barrel during the second quarter of 2006. Oil is the source of fuel for the electricity plant operated on site at Falcondo and represented 74% of total operating costs during the second quarter of 2006.

Income generated by operating assets

        Second quarter operating income for the nickel business totaled $235 million, compared to $200 million in the second quarter of 2005. The $35 million increase was mainly due to the impact of higher metal prices which offset increases in the costs of operations, including higher energy costs, the higher value of purchased raw materials and the impact of lower nickel and cobalt sales volumes. Depreciation charges decreased 2% to $43 million from second quarter last year.

Production

        Total refined nickel production decreased 6% to 27,100 tonnes during the quarter versus 28,900 tonnes during the same period in 2005. Total mined nickel production was 1% lower at 20,500 tonnes.

        Sudbury mines production was 4,300 tonnes of nickel and 5,200 tonnes of copper during the second quarter of 2006, compared with 5,600 tonnes of nickel and 7,000 tonnes of copper in the second quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower ore grades. At Raglan, nickel-in-concentrate production in the quarter was 6,100 tonnes and copper-in-concentrate production was 1,500 tonnes, compared with 5,200 tonnes of nickel and 1,400 tonnes of copper in the same period of 2005. The increase in Raglan production was due to higher mill throughput, which was partially offset by the impact of lower ore grades. The Montcalm mine produced 2,600 tonnes of nickel-in-concentrate and 1,300 tonnes of copper-in-concentrate compared to 2,200 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

        At the Sudbury smelter, nickel-in-matte production in the second quarter of 2006 decreased to 13,600 tonnes from 15,500 tonnes in the same period of 2005, as a result of the treatment of lower mine concentrate tonnages and lower feed grades. The Sudbury smelter completed a three week vacation shutdown in the first part of July 2006.

        At the Nikkelverk refinery, refined nickel production was 19,600 tonnes in the second quarter of 2006, compared with 21,200 tonnes in the same period in 2005. Refined copper production at Nikkelverk totaled 10,300 tonnes compared to 9,700 tonnes in the same period in 2005. The Falcondo ferronickel refinery produced 7,500 tonnes of nickel in ferronickel, compared with 7,700 tonnes in the second quarter of 2005.

Zinc Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)		H1 2006	H1 2005	Y-O-Y Change (%)
Production: mined zinc (MT)	69,000	72,000	(4%	)	133,900	139,100	(4%	)
refined zinc (MT)(1)	17,300	17,200	1%		32,700	33,900	(4%	)
mined lead (MT)	19,300	20,400	(5%	)	38,300	39,300	(3%	)
refined lead (MT)	20,000	22,900	(13%	)	42,400	44,500	(5%	)
Sales: contained zinc (MT)(2)	110,500	90,700	22%		178,900	185,500	(4%	)
contained lead (MT)	26,000	26,000	—		55,700	52,400	6%
Revenues ($ millions)	371	127	192%		570	246	132%
Realized zinc price ($/lb.)	1.55	0.63	146%		1.32	0.63	110%
Mining, processing and refining costs ($ millions)	60	37	62%		112	87	29%
Cash costs ($/lb. of zinc)	0.55	0.39	41%		0.48	0.39	23%
Income from operating assets ($ millions)	151	25	504%		215	31	594%

(1)
25% of the Noranda Income Fund CEZ refinery zinc production

(2)
Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

        Zinc business revenues increased to $371 million, an increase of 192% compared to the $127 million recorded during the second quarter of 2005. The increased revenue was due to higher zinc concentrate sales volumes and higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the second quarter was $1.55/lb., an increase of 146% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the second quarter was $0.57/lb., versus $0.50/lb. in the same period last year. Silver LME prices increased to $12.29 per ounce from $7.15 per ounce in the same quarter a year ago.

        In the second quarter of 2006, sales volumes of zinc-in-concentrates increased 22% to 110,500 tonnes from 90,700 tonnes in the second quarter of 2005. Higher zinc sales volumes reflect the draw-down of inventory that was built up during the first quarter for shipment to the Noranda Income Fund. Second quarter 2006 lead metal and concentrate sales was unchanged from the second quarter of 2005 at 26,000 tonnes.

Costs

        Mining, processing and refining costs increased to $60 million from $37 million in the same period last year, while the value of purchased raw materials increased to $147 million from $57 million in the second quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.55 in the second quarter of 2006 from $0.39 for the same period in 2005 due to a stronger Canadian dollar, higher smelting charges due to higher price participation and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets

        The second quarter 2006 operating income of the zinc business was $151 million, compared with $25 million for the second quarter of 2005. The $126 million improvement resulted from the higher metal prices and increased sales of zinc concentrates.

Production

        Contained zinc production was 69,000 tonnes in the second quarter of 2006, compared to 72,000 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,600 tonnes during the second quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

        Lead metal production at the Brunswick smelter was 20,000 tonnes in the second quarter of 2006 compared to 22,900 tonnes in the same period in 2005 primarily due to lower lead grades at the Brunswick mine.

        Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,300 tonnes, versus 17,200 tonnes during the second quarter of 2005.

Aluminum Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production: primary (MT)	63,400	61,700	3%	125,700	123,100	2%
Sales: primary (MT)	57,600	57,300	1%	114,000	113,900	—
Shipments: fabricated (MT)	48,700	43,500	12%	95,100	89,200	7%
Revenues ($ millions)	366	272	35%	676	543	24%
Realized aluminum price ($/lb.)	1.25	0.90	39%	1.20	0.91	32%
Mining, processing and refining costs ($ millions)	161	137	18%	317	276	15%
Cash costs ($/lb. of aluminum)	0.66	0.61	8%	0.67	0.61	10%
Income from operating assets ($ millions)	73	35	109%	120	70	71%

Revenues

        Aluminum business revenues increased to $366 million, 35% higher than the $272 million recorded during the second quarter of 2005. Third-party sales of primary aluminum were essentially the same at 57,600 tonnes, compared to 57,300 tonnes during the second quarter of 2005. Second quarter rolled products sales volumes increased by 12% to 48,700 tonnes compared to 43,500 tonnes the same period a year ago. The realized primary aluminum price for the quarter increased 39% to $1.25/lb. versus $0.90/lb. in the same period in 2005.

        Third-party sales of St. Ann bauxite was 3% higher at 250,200 tonnes and third-party sales of Gramercy alumina was 3% lower at 87,300 tonnes during the second quarter.

Costs

        Total aluminum business operating expenses increased 24% to $293 million compared to $237 million during the second quarter of 2005. Mining, processing and refining costs increased to $161 million from $137 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract effective June 1, 2005. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $120 million in the second quarter 2006 compared to $89 million the same period last year, due to increased aluminum prices.

        The net operating cash cost per pound of primary aluminum metal production was $0.66/lb. in the second quarter of 2006, an increase from $0.61/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 10% higher in the second quarter of 2006, compared with the same period in 2005, resulting primarily from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

        Second quarter 2006 operating income for the aluminum business was $73 million compared with $35 million for the second quarter of 2005. The $38 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

        In the second quarter of 2006, primary aluminum production was 3% higher at 63,400 tonnes, compared to 61,700 tonnes in the same period in 2005. For the rolled products operations, shipments were 12% higher at 48,700 tonnes compared with 43,500 tonnes for the second quarter of 2005. Falconbridge's share of St. Ann bauxite production was 628,500 tonnes during the quarter versus 478,300 tonnes in the same quarter last year. The Company's share of Gramercy alumina production was 151,900 tonnes versus 148,700 tonnes during second quarter 2005.

PRODUCTION FORECAST

Production		2006 Current Forecast (tonnes)	2006 Previous Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	460,000	475,000	462,000
	Refined	640,000	635,000	544,000
Nickel:	Mined	80,000	82,000	80,000
	Refined	110,000	115,000	114,000
Zinc:	Mined	460,000	460,000	454,000
	Refined(1)	210,000	210,000	182,000
Aluminum:	Primary	250,000	250,000	246,000
	Fabricated	195,000	195,000	178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

        Forecast mined copper production for 2006 has been revised downwards by 15,000 tonnes in order to take account of lost production at Collahuasi that resulted from repairs required to one of the mill motors and the primary conveyor. The refined copper production forecast has been revised upwards by 5,000 tonnes as increased materials throughput at the Horne smelter and CCR refinery are exceeding expectations.

        Forecast mined nickel production has been revised downward as a result of lower head grades at the Sudbury mines. Refined nickel production has been revised downwards due to the forecast lower production from the Sudbury mines as well as due to reduced custom feed throughput at the Nikkelverk refinery.

LABOUR AGREEMENTS

        During the quarter, labour agreements were renewed at the Brunswick Mine, Brunswick Smelter, Raglan Mine and Lomas Bayas. Negotiations at the Bulk Handling Operations in New Brunswick, General Smelting in Quebec, and Nikkelverk in Norway are ongoing.

        In the third quarter of 2006, the Antamina collective agreement is up for renewal and negotiations began in the second quarter. In the fourth quarter of 2006, the Norandal (Salisbury) and Altonorte agreements are due for renewal on November 20 and December 12, respectively.

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

        Following the start-up of the mill expansion, the focus of management has been on the continued optimization of the current facilities with the objective of expanding the sulphide concentrator throughput (150,000 to 180,000 tonnes per day). Several areas where bottlenecks exist have been identified and various initiatives are being implemented to eliminate the bottlenecks.

        Work is also continuing on evaluation of the Rosario West resource and optimum development plan for exploitation of the resource.

Antamina, Peru

        Engineering studies for the addition of a pebble crushing circuit continued. The addition of the circuit would increase the overall grinding capacity and concentrate production.

        Studies are also underway on extension of the mine life by exploitation of additional ore bodies.

Lomas Bayas Expansion, Chile

        Plans for optimizing output from the existing Lomas Bayas mine have been completed and work is progressing on the preparation of the feasibility study to increase output from the existing orebody.

        Subsequent to the end of the quarter, Falconbridge made the final US$15 million payment required under the original purchase agreement to secure the adjacent Fortuna de Cobre property. Work is progressing on the study of expanding operations at Lomas Bayas into the adjacent Fortuna de Cobre deposit. A prefeasibility study for the expansion into the Fortuna de Cobre deposit is expected to be completed later this year.

El Pachón, Argentina

        During the second quarter, an engineering contractor was selected to prepare the pre-feasibility study for the project. Work commenced on the study during May and is expected to be completed at the end of 2007. Preparations were underway for a geological and geotechnical drilling program to commence later this year during the fourth quarter. Development of relations with communities in the areas of the project were advanced during the quarter.

El Morro, Chile

        The summer drilling program was completed during May and work is in progress on analysis of the core sample results. Work has started on driving an exploration tunnel to obtain bulk samples for future test programs. The development of the pre-feasibility study for the project is continuing.

Kidd Mine D Project, Canada

        Work on the shaft bottom and lateral development was completed in the second quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

Nickel Projects

Raglan Mine Optimization, Canada

        The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated on mining aspects. To facilitate this program, the accommodation complex requires expansion. The phased program is expected to be completed late in 2008.

Nickel Rim, Canada

        Vent shaft sinking, which began in February 2005, is now at 1,332 metres, and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 965 metres. Underground horizontal development on the 1280 level continues ahead of schedule. The definition phase of the project is on schedule for completion in 2008 with production ramp up in 2009.

Koniambo, New Caledonia

        Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP (the development arm of the North Province of New Caledonia). The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

        The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. By mutual agreement of the joint venture partners, the companies continued to upgrade the resource to measured and indicated categories to support the work plan. Systematic exploration of the under-explored Kabanga licence continues and select regional targets are being evaluated. Engineering studies are limited in this phase and concentrate primarily on a geotechnical and hydrology program, metallurgical testing and baseline environmental, health and safety studies.

        Upon completion of the initial US$49.5 million in expenditures on this project, Falconbridge has an opportunity to determine if it wishes to continue to the next phase of this project.

Zinc Projects

Perseverance, Canada

        The feasibility study has been completed on this zinc and copper project located in northern Quebec. A decision to proceed is currently under consideration with a decision expected later this year.

EXPLORATION UPDATE

Raglan

        The 2006 exploration program is in progress, employing six diamond drills. To date, two new lenses have been discovered at Zone 5-8, located approximately 4 kilometres east of the concentrator. Hole 714-3, one of the better holes, intersected 25.1 metres of 4.77% nickel and 1.27% copper at a depth of 620 metres.

Brazil

        Exploration of the Araguaia nickel laterite properties continues with the objective of having the Serra do Tapa and Vale dos Sonhos mineral deposits enter the Corporation's project development Stage Gate process if merited during the fourth quarter of this year.

MARKET REVIEW

Copper

        The LME cash copper price ranged from a low of $2.52/lb. to a high of $3.98/lb. to average $3.27/lb. during the second quarter of 2006. This compares favorably against an average of $2.24/lb. during the first quarter of 2006. LME stocks decreased 27,175 tonnes during the second quarter, ending at 93,500 tonnes. June's decrease of approximately 17,500 tonnes represents the largest monthly withdrawal from the LME warehouses since November 2004. Decreased stocks in LME warehouses however were offset by a 28,612 tonnes increase in Shanghai exchange stocks.

        North American cathode demand remained strong during the quarter. Delays in copper vessel arrivals from Chile, combined with supply disruptions in Mexico and at Asarco, provided support to North American premiums. U.S spot metal premiums increased to US$0.065-$0.075/lb. In Europe, cathode availability eased in the second quarter with premiums moving to US$135-145/mt. Cathode availability in Asia remains well supplied.

        The global supply of copper concentrate continued to be adversely affected in the second quarter. Year to date, approximately 272,000 tonnes of copper in concentrate has been lost as a result of operational, political and labor problems and issues. The potential for further declines in mine supply persist as several large mines are subject to labor contract renewals during the third quarter. Constrained mine supply compared to a growing demand for concentrates at Asian smelters should lead to a deficit in the mine balance by the end of 2006 and throughout 2007.

        Chinese year-over-year apparent cathode consumption growth remains low at less than 5%, but is somewhat distorted by ongoing Chinese SRB internal sales and exports thus reducing net import figures. Chinese net imports of copper cathodes and scrap are substantially below comparable 2005 levels in the first five months of the year due to high prices, increased supply of domestic cathodes and general destocking.

        A global copper market deficit of 102,000 tonnes is forecast for 2006. Above trend copper prices are expected to persist as positive fundamentals and fund involvement support a favorable market environment.

Nickel

        After trading just below the $7.00/lb. in the first quarter, the LME cash nickel price climbed to a high of $10.48/lb. by the end of May. A correction of the base metals complex mid-May saw the nickel price move lower to $8.62/lb. Underlying fundamentals were not a factor in the correction, and strong demand for base metals lead to a resumption of nickel price increases. Nickel prices recently reached a record high of over $13.00/lb. in mid-July. The LME average nickel cash price for the second quarter of 2006 was $9.04/lb. compared to $7.44 in the second quarter of 2005

        The nickel market can be characterized by significant tightness of nickel availability with a number of the major producers sold out at a time of strong demand. This can be seen from the steady decline in LME nickel inventories, which have been in a trend of steady drawdown. During the second quarter, LME inventories dropped 22,000 tonnes to end at the critically low level of 9,990 tonnes. Similarly, rising premia (melting grade) in the U.S. (up 30%), Europe (up 31%) and Japan (up 100+%) reflect the tightness of material availability.

        Strong stainless steel demand continued into the second quarter in all market areas. Indications are that this strong demand will carry into the third quarter. Order books at stainless steel mills are strong, currently booked past the third quarter. Mills are planning to either operate through the summer, or hold shorter shutdowns. Stainless steel inventories are at low levels globally. As a result of the sustained strong demand for stainless steel and the low level of inventories at service centres, the forecast of stainless steel production has been raised to 26,535,000 tonnes, an increase of 8.5% over last year.

        The non-stainless steel sectors such as foundry and nickel alloys continue to report very good business, especially from the aerospace, oil and gas, and power generation industries. In addition to the strong demand from the stainless steel, nickel alloy and foundry sectors, a shortage of stainless steel scrap has lead to greater demand for primary nickel, which is now expected to show consumption growth of 8.4% for 2006.

        On the supply side, a number of disruptions were announced in the second quarter. In Indonesia, both Aneka Tambang and PT Inco have announced lower production due to difficulties at their operations. Similarly, Minara's Murrin Murrin operation in Australia is forecast to fall short of their original 2006 target of 36,000 tonnes. This has now been lowered by 2,000 tonnes. Total year to date nickel production losses have been around 14,000 -20,000 tonnes. The current outlook for the nickel market in 2006 is for a deficit of 22,000 tonnes.

Zinc

        LME prices were highly volatile in the second quarter, as the outlook for a substantial 2006 zinc supply deficit was offset by concerns for global economic growth. Zinc LME cash prices peaked at an all-time high of $1.81/lb in May, and fell to $1.33/lb by late-June. LME prices in July have recovered to the $1.55 level. The average for the quarter was $1.49/lb, compared to $0.58/lb in the second quarter of 2005. LME stocks dropped 65,675 tonnes during the quarter to 214,925 tonnes. LME stocks have dropped a total of 178,625 tonnes year-to-date.

        Global zinc mine production is forecast to increase by over 6% in 2006 as miners in China respond to high price levels while the Western World maintains existing production levels. Global mine supply will continue to fall short of zinc metal consumption needs, resulting in ongoing drawdowns in available stocks.

        Metal consumption is forecast to grow by 5.5% this year, on strong industrial growth in China, assisted by a recovery in steel demand in the USA, Europe and Japan. Order books at galvanized steel mills are strong, currently booked to the end of the third quarter. The non-galvanized steel sectors such as brass, alloys and battery powders continued to report good business volumes.

        On balance, a metal deficit of almost 400,000 tonnes is expected for 2006, providing underlying support to zinc prices and premiums. North American spot zinc metal premiums strengthened from $0.08/lb. to $0.10/lb. at the end of the quarter. European premiums experienced a similar increase.

Aluminum

        The LME aluminum cash price reached an 18-year high of $1.49/lb during the second quarter, but retreated to $1.16/lb by the end of June. The LME aluminum average cash price during the quarter was $1.19/lb, an increase of $0.12/lb over the first quarter of 2006 and $0.38/lb increase from the second quarter of 2005. Regional delivery premiums also strengthened during the second quarter of 2006 to stand at $0.06/lb by the end of June for delivery to the U.S. Midwest.

        LME and COMEX aluminum warehouse stocks fell during the second quarter by a combined 39,500 tonnes to stand at 797,900 tonnes at the close of the quarter. However IAI stocks climbed 60,000 tonnes through May's report to stand at 1,650,000 tonnes. Combined reported stocks are up 20,400 tonnes during the quarter, but are down 57,000 tonnes for the year.

        Aluminum demand has been strong from major consuming regions as evidenced by rising delivery premiums for shipments to Japan, Europe, and the U.S. According to the U.S. Aluminum Association, combined aluminum ingot and mill product shipments for January through May of 2006 are up approximately 90,000 tonnes over the same period in 2005. Additionally, China's rapid consumption growth continues to reduce its internal supply/demand imbalance with an 11% year-over-year decrease in net exports of aluminum ingot, semi-fabricated aluminum products, and finished aluminum products for the period January through May of 2006.

        Aluminum foil shipments through May 2006 are up 6.2% over the prior year, according the U.S. Aluminum Association. High U.S. mill operating rates and protective import duties are expected to maintain tightness in the foil markets. Additionally, new federal air conditioner efficiency standards are expected to increase annual demand for aluminum finstock by approximately 45,000 tonnes during the coming years.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

        The Company's committed bank facilities currently total $780 million and expire in 2010, or 90 days following a change of control. At June 30, 2006, these lines were essentially undrawn.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $1,002 million during the second quarter of 2006. Non-cash working capital increased by $308 million during the quarter due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remains strong, with approximately $1.4 billion of cash and undrawn lines at June 30, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 26.7% at the end of the quarter, a reduction from 36.6% at the end of 2005.

        On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, from shareholders of record on March 22, 2006. On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million. The Junior Preference Shares were redeemed utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $234 million during the second quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments. The major components of the capital investment program are shown in the following table:

Metal	Growth Project	2006 F	2005
Copper	Copper development projects
	(El Morro, El Pachon, Lomas Bayas)	$60	$4
	Kidd Creek Mine extension	$80	$114
Nickel	Koniambo	$180	$96
	Nickel Rim South	$75	$74
	Nickel development projects
	(Kabanga, Raglan)	$40	$61
Sustaining capital and other		$315	$388

Total capital investments		$750	$737

(F=Forecast)

Significant Future Obligations

        Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding employee future benefit obligations, are summarized as follows:

(US$ millions)	Total Q2, 2006	July — Dec. 2006	2007	2008	2009	2010	Thereafter
Convertible Debentures and Other Loans	140	8	109	23	—	—	—
Senior Debentures	2,351	250	—	157	—	—	1,944
Preferred Share Liabilities(1)	132	—	—	132	—	—	—

	2,623	258	109	312	—	—	1,944
Debt of Partially-Owned	360	43	85	70	59	51	52
Capital Leases	16	1	5	1	1	1	7
Operating Leases and Purchase Commitment	142	73	18	13	9	8	21

Total	3,141	375	217	396	69	60	2,024

(1)
May be redeemed for common shares

Off-Balance-Sheet Arrangements

        Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Revenue Recognition

        Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer.

        Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues. As at June 30, 2006, there was $692 million in revenues that was awaiting final pricing, primarily related to 87,000 tonnes of payable copper in concentrate.

Transactions with Related Parties

        Related party transactions for the second quarter of 2006 and 2005 are summarized as follows:

Three months ended June 30, 2006 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	110	17	—	159	—
Noranda Income Fund	Trading activity	—	2	23	1	19
Antamina	Trading activity	—	—	143	—	46
Gramercy	Trading Activity	—	—	33	—	12
Collahuasi	Trading Activity	—	—	109	—	64

Three months ended June 30, 2005 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables	Cash and Cash Equivalents
Noranda Income Fund	Processing & administration agreement	39	16	—	23	—
Noranda Income Fund	Trading activity	—	1	8	1	9
Antamina	Trading activity	—	—	52	—	33
Gramercy	Trading activity	—	—	16	—	7
Other Affiliates	Power supply contract & short term investments	—	—	21	—	—	22
Collahuasi	Trading activity	—	—	20	—	18

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances:

Foreign Currency Exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. As at June 30, 2006, there were no significant outstanding foreign exchange contracts to hedge Canadian denominated costs.

        Falconbridge may enter into options, futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity Price Exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest Rate Management

        Falconbridge may enter into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions as at June 30, 2006 is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	12

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at June 30, 2006 was $51 million of which $46 million related to the currency component of the swap and $5 million related to the interest component.

(2)
Includes the fair value of $46 million related to the currency component of the cross currency interest rate swap discussed in Note 1 above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national credit rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet its obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

OTHER

Suspension of Dividend Re-Investment Plan

        The Corporation has suspended its Dividend Re-Investment Plan as under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). Common shareholders will continue to receive their dividends in cash.

Shareholder Rights Plan

        On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The rights plan will not prevent an offer made to all shareholders for all of their shares. Under an order issued by Ontario Securities Commission on June 30, 2006, the shareholder rights plan shall cease to have effect on the earlier of i) the date Xstrata plc takes up under its outstanding offer over fifty per cent of the outstanding Falconbridge common shares that it does not already own, and ii) July 28, 2006.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at July 21, 2006)

Name of Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL	376,150,148
Common Share Options Outstanding(2) (vested and unvested)		5,644,391
Convertible Debentures(3) — converted into common shares		867,912
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,822
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000

(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbol FAL. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.U.

(2)
Falconbridge common share options are convertible into common shares of the Company at the rate of one common share for each common share option outstanding.

(3)
Convertible debentures are convertible at the holder's option into common shares of the Company at a conversion price of Cdn$27.55 per common share. The company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company. Currently the Company has Cdn$23,911,000 of convertible debentures outstanding. This amount converted into common shares at the specified conversion rate would be the equivalent of 867,912 common shares.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares — regular dividend	FAL	Cdn$0.12	August 31, 2006	September 15, 2006
Common Shares — special dividend	FAL	Cdn$0.75	July 26, 2006	August 10, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	August 15, 2006	September 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	August 31, 2006	September 12, 2006
		Floating rate	September 29, 2006	October 12, 2006
		Floating rate	October 31, 2006	November 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15, 2006	September 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	August 31, 2006	September 12, 2006
		Floating rate	September 29, 2006	October 12, 2006
		Floating rate	October 31, 2006	November 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	October 15, 2006	November 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	September 15, 2006	September 29, 2006

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

FORWARD-LOOKING INFORMATION

        Certain statements contained in this Management Discussion and Analysis are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) the arrangement transaction agreed to between Phelps Dodge and Inco pursuant to which Phelps Dodge will acquire Inco and the benefits of such a combination, (iv) Xstrata's offer to acquire all of the common shares of Falconbridge Limited (v) our future financial requirements and funding of those requirements, (vi) our expectations with respect to our development projects, (vii) our production forecast for 2006 and (viii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares and the Phelps Dodge and Inco transaction, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the quantum and availability of pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; divestitures required by regulatory agencies completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco and with those of Phelps Dodge; the timely completion of the steps required to be taken for the eventual combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

        Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Management Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge, the combination of Inco and Falconbridge or the combination of Inco, Falconbridge and Phelps Dodge, or the Xstrata offer for Falconbridge.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
TABLE OF CONTENTS
CORPORATE OVERVIEW
REFERENCES AND FORWARD-LOOKING STATEMENTS
FINANCIAL SUMMARY